UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: July 28, 2014

Commission File Number 001-34153

GLOBAL SHIP LEASE, INC.

(Exact name of Registrant as specified in its Chatter)

c/o Portland House,

Stag Place,

London SWIE 5RS,

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1). Yes  ☐ No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7). Yes  ☐ No  ☒

Information Contained in this Form 6-K Report

Attached hereto as Exhibit I is a press release dated July 28, 2014 of Global Ship Lease, Inc. (the “Company”) reporting the Company’s financial results for the second quarter of 2014. Attached hereto as Exhibit II are the Company’s interim unaudited consolidated financial statements for the six months ended June 30, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.

Date: July 28, 2014	By:	/s/ Ian J. Webber
Ian J. Webber
Chief Executive Officer

Exhibit I

Investor and Media Contacts:

The IGB Group

Leon Berman

212-477-8438

Global Ship Lease Reports Results for the Second Quarter of 2014

LONDON, ENGLAND — July 28, 2014 - Global Ship Lease, Inc. (NYSE:GSL), a containership charter owner, announced today its unaudited results for the three months and six months ended June 30, 2014.

Second Quarter and Year To Date Highlights

•	Reported revenue of $33.5 million for the second quarter 2014. Revenue for the six months ended June 30, 2014 was $67.5 million

•	Reported net loss of $2.3 million for the second quarter 2014. For the six months ended June 30, 2014, net loss was $0.4 million after a $1.9 million non-cash mark-to-market gain and non-cash $3.0 million accelerated write off of deferred financing costs

•	Generated $19.8 million of Adjusted EBITDA (1) for the second quarter 2014. Adjusted EBITDA for the six months ended June 30, 2014 was $40.6 million

•	Normalized net loss (1) is the same as reported net loss at $2.3 million for the second quarter 2014. Excluding the non-cash items normalized net income was $0.6 million for the six months ended June 30, 2014

•	Commenced a new time charter with Sea Consortium, doing business as X-press Feeders, on May 7, 2014 for Ville d’Aquarius, a 4,113 TEU vessel, at a gross rate of $7,490 per day for 180 days plus or minus 30 days at charterer’s option

•	Expanded the Board of Directors by appointing on May 8, 2014 Alain Wils and John van de Merwe, nominated by the company’s largest shareholder, CMA CGM

•	Commenced a new time charter with Sea Consortium, on July 17, 2014 for Ville d’Orion, a 4,113 TEU vessel, at a gross rate of $8,000 per day for six to 12 months at charterer’s option

Ian Webber, Chief Executive Officer of Global Ship Lease, stated, “In the second quarter of 2014, during which our two 4,113 TEU vessels, Ville d’Aquarius and Ville d’Orion, were redelivered at the conclusion of charters to CMA CGM, our fleet generated Adjusted EBITDA of $19.8 million. We are pleased to have agreed to new time charters with Sea Consortium for these vessels, thereby again achieving 100% contract coverage. By establishing and expanding our commercial relationship with Sea Consortium, we have taken meaningful steps in diversifying our charter portfolio and increasing our contracted revenue stream.”

Mr. Webber continued, “We remain confident in the long-term, underlying fundamentals of the industry and believe the Company is well-positioned for growth. Drawing on our strong financial flexibility, we continue to actively pursue accretive opportunities to expand our fleet and future earnings power while enhancing shareholder value.”

SELECTED FINANCIAL DATA - UNAUDITED

(thousands of U.S. dollars)

	Three months ended June 30, 2014	Three months ended June 30, 2013	Six months ended June 30, 2014	Six months ended June 30, 2013

Revenue	33,500	35,867	67,538	71,076
Operating Income	9,734	12,796	20,583	24,901
Net (Loss) Income	(2,286)	10,128	(444)	17,361
Adjusted EBITDA (1)	19,767	22,922	40,649	45,097
Normalised Net (loss) Income (1)	(2,286)	5,140	598	6,919

(1)	Adjusted EBITDA and Normalized net (loss) income are non-US Generally Accepted Accounting Principles (US GAAP) measures, as explained further in this press release, and are considered by Global Ship Lease to be useful measures of its performance. Reconciliations of such non-GAAP measures to the interim unaudited financial information are provided in this Earnings Release.

Revenue and Utilization

The 17 vessel fleet generated revenue from fixed rate, mainly long-term time, charters of $33.5 million in the three months ended June 30, 2014, down $2.4 million on revenue of $35.9 million for the comparative period in 2013 due mainly to reduced revenue for four vessels, following charter extensions by three years at a lower daily rate of $15,300 compared to $18,465 previously, effective February 1, 2014 and from 48 days idle time in the quarter for Ville d’Aquarius and Ville d’Orion from their redelivery by the previous charterer, CMA CGM, in late April and in late May respectively, until the commencement of new charters on May 7, 2014 and July 17, 2014 respectively. There were 1,547 ownership days in the quarter, the same as the comparable period in 2013. There was one day of unplanned offhire and 48 days idle in the three months ended June 30, 2014 giving a utilization of 96.8%. In the comparable period of 2013, there was one unplanned day offhire, for utilization of 99.9%.

For the six months ended June 30, 2014, revenue was $67.5 million, down $3.6 million on revenue of $71.1 million in the comparative period, mainly due to lower revenue on the four extended charters and idle time on the two 4,113 TEU vessels, offset by lower offhire from planned drydockings.

The table below shows fleet utilization for the three and six months ended June 30, 2014 and 2013 and for the years ended December 31, 2013, 2012, 2011 and 2010.

	Three months ended		Six months ended
Days	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013	Dec 31, 2013	Dec 31, 2012	Dec 31, 2011	Dec 31, 2010

Ownership days	1,547	1,547	3,077	3,077	6,205	6,222	6,205	6,205
Planned offhire – scheduled drydock	0	0	0	(21)	(21)	(82)	(95)	0
Unplanned offhire	(1)	(1)	(6)	(6)	(7)	(16)	(11)	(3)
Idle time	(48)	0	(48)	0	0	0	0	0

Operating days	1,498	1,546	3,023	3,050	6,177	6,124	6,099	6,202

Utilization	96.8%	99.9%	98.2%	99.1%	99.5%	98.4%	98.3%	99.9%

There were no drydockings in the first half of 2014. Two vessels were drydocked in the comparative period. Two regulatory drydockings are scheduled for later in 2014 and none in 2015.

Vessel Operating Expenses

Vessel operating expenses, which include costs of crew, lubricating oil, spares and insurance, were $12.1 million for the three months ended June 30, 2014. The average cost per ownership day in the quarter was $7,853 compared to $7,504 for the comparative period, up $349 or 4.7%. Second quarter average cost per ownership day was up $434 or 5.9% on $7,419 for the rolling four quarters ended March 31, 2014. The increases are mostly from higher spend on maintenance due to the phasing of generator overhauls and from the cost of bunkers consumed, for owners account, while the two 4,113 TEU vessels were idle and for positioning Ville d’Aquarius for the commencement of her new charter on May 7, 2014.

For the six months ended June 30, 2014 vessel operating expenses were $23.7 million or an average of $7,696 per day compared to $23.2 million in the comparative period or $7,525 per day.

Depreciation

Depreciation for the three months ended June 30, 2014 was $10.0 million, compared to $10.1 million in the second quarter 2013.

Depreciation for the six months ended June 30, 2014 was $20.1 million, compared to $20.2 million in the comparative period.

General and Administrative Costs

General and administrative costs were $1.7 million in the three months ended June 30, 2014, compared to $1.5 million in the second quarter of 2013.

For the six months ended June 30, 2014, general and administrative costs were $3.4 million compared to $3.1 million for 2013. The increase is due mainly to costs associated with the issuance of the Notes which could not be capitalized.

Other Operating Income

Other operating income in the three months ended June 30, 2014 was $0.1 million, compared to $0.2 million in the second quarter 2013.

For the six months ended June 30, 2014, other operating income was $0.2 million, the same as for the comparative period.

Adjusted EBITDA

As a result of the above, Adjusted EBITDA was $19.8 million for the three months ended June 30, 2014 down from $22.9 million for the three months ended June 30, 2013.

Adjusted EBITDA for the six months ended June 30, 2014 was $40.6 million, compared to $45.1 million for the comparative period.

Interest Expense

Until March 19, 2014 the Company’s borrowings comprised amounts outstanding under its credit facility, which carried interest at US $ LIBOR plus a margin, most recently 3.75%, and $45 million preferred shares, which carries interest at US $ LIBOR plus a margin of 2.00%. The Company hedged its interest rate exposure by entering into derivatives that swapped floating rate debt for fixed rate debt to provide long-term stability and predictability to cash flows.

On March 19, 2014, the outstanding borrowings under the credit facility totaling $366.4 million were repaid out of the proceeds of $420.0 million aggregate principal amount of 10.0% First Priority Secured Notes due 2019 (the “Notes”). In addition, the $277.0 million nominal amount of interest rate derivatives outstanding were terminated on March 19, 2014 for a final payment of $19.3 million.

Interest expense for the three months ended June 30, 2014, including interest and the amortization of deferred financing costs and of the original issue discount on the Notes, interest on the $45.0 million preferred shares and the commitment fee on the Company’s new and undrawn $40.0 million revolving credit facility, was $12.0 million.

In the second quarter 2013, interest expense, including amortization of deferred financing costs, was $4.8 million, on borrowings averaging $410.9 million under the Company’s credit facility and the $45.0 million preferred shares.

For the six months ended June 30, 2014, interest expense (including the amortization of deferred financing costs and from March 19, 2014 of the original issue discount on the Notes) on borrowings under the credit facility up to March 19, 2014, on the Notes from that date, on the $45.0 million preferred shares and including the commitment fee on the million revolving credit facility was $20.2 million. Amortization of deferred financing costs includes accelerated write off of $3.0 million being the balance of such costs associated with the credit facility.

Interest expense for the six months ended June 30, 2013 was $9.7 million on an average amount outstanding on the credit facility during that period of $418.2 million and $45.0 million of preferred shares.

Interest income for the three and six months ended June 30, 2014 and 2013 was not material.

Change in Fair Value of Financial Instruments

The Company hedged its interest rate exposure by entering into derivatives that swap floating rate debt for fixed rate debt. These hedges did not qualify for hedge accounting under US GAAP and the outstanding hedges were marked to market at each period end with any change in the fair value being booked to the income and expenditure account. The Company’s derivative hedging instruments were terminated on March 19, 2014 and consequently had no effect in the three months ended June 30, 2014. They gave a realized loss of $2.9 million in the three months ended June 30, 2013 for settlements in the period, as US $ LIBOR rates were lower than the average fixed rates. Further, there was a $5.0 million unrealized gain for revaluation of the balance sheet.

For the six months ended June 30, 2014, the realized loss from hedges was $2.8 million and the unrealized gain was $1.9 million. This compares to a realized loss of $8.3 million and an unrealized gain of $10.4 million in the six months ended June 30, 2013.

Taxation

Taxation for the three months ended June 30, 2014 was $22,000, compared to $16,000 in the second quarter of 2013.

Taxation for the six months ended June 30, 2014 was $41,000, compared to $39,000 for the comparative period in 2013.

Net Loss/Income

Net loss for the three months ended June 30, 2014 was $2.3 million. For the three months ended June 30, 2013 net income was $10.1 million, after the $5.0 million non-cash interest rate derivative mark-to-market gain. Normalized net loss, which excludes when applicable the effect of the non-cash interest rate derivative mark-to-market gains and losses was $2.3 million for the three months ended June 30, 2014, which is the same as the reported net loss, and $5.1 million for the three months ended June 30, 2013.

Net loss was $0.4 million for the six months ended June 30, 2014 after a $1.9 million non-cash mark-to-market gain on interest rate derivatives and a non-cash $3.0 million accelerated write off of deferred financing costs. For the six months ended June 30, 2013, net income was $17.4 million after a $10.4 million non-cash interest rate derivative mark-to-market gain.

Dividend

The board of directors is committed to paying a meaningful dividend once this can be sustained and provided that it is in the best interests of shareholders at the time. In the meantime, Global Ship Lease is not paying a dividend on common shares.

Fleet

The following table provides information about the on-the-water fleet of 17 vessels, of which 15 are chartered to CMA CGM and two (Ville d’Orion from July 17, 2014) to Sea Consortium, doing business as X-press Feeders.

Vessel Name	Capacity in TEUs (1)	Year Built	Charterer	Remaining Charter Term (2) (years)	Earliest Charter Expiry Date	Daily Charter Rate $
Ville d’Orion	4,113	1997	—	—	—	—
Ville d’Aquarius	4,113	1996	Sea Consortium	0.35	October 4, 2014	7,490
CMA CGM Matisse	2,262	1999	CMA CGM	5.50	Sept 21, 2019	15,300
CMA CGM Utrillo	2,262	1999	CMA CGM	5.50	Sept 11, 2019	15,300
Delmas Keta	2,207	2003	CMA CGM	3.50	Sept 20, 2017	18,465
Julie Delmas	2,207	2002	CMA CGM	3.50	Sept 11, 2017	18,465
Kumasi	2,207	2002	CMA CGM	3.50	Sept 21, 2017	18,465
Marie Delmas	2,207	2002	CMA CGM	3.50	Sept 14, 2017	18,465
CMA CGM La Tour	2,272	2001	CMA CGM	5.50	Sept 20, 2019	15,300
CMA CGM Manet	2,272	2001	CMA CGM	5.50	Sept 7, 2019	15,300
CMA CGM Alcazar	5,089	2007	CMA CGM	6.50	Oct 18, 2020	33,750
CMA CGM Château d’If	5,089	2007	CMA CGM	6.50	Oct 11, 2020	33,750
CMA CGM Thalassa	11,040	2008	CMA CGM	11.50	Oct 1, 2025	47,200
CMA CGM Jamaica	4,298	2006	CMA CGM	8.50	Sept 17, 2022	25,350
CMA CGM Sambhar	4,045	2006	CMA CGM	8.50	Sept 16, 2022	25,350
CMA CGM America	4,045	2006	CMA CGM	8.50	Sept 19, 2022	25,350
CMA CGM Berlioz	6,621	2012	CMA CGM	7.25	May 28, 2021	34,000

(1)	Twenty-foot Equivalent Units.
(2)	As at June 30, 2014. Plus or minus 90 days, other than Ville d’Aquarius which is plus or minus 30 days, all at charterer’s option.
(3)	On charter to Sea Consortium with effect from July 17, 2014 at $8,000 per day for a minimum of six months and maximum of 12 months at charterer’s option and 30 days’ notice.
(4)	One of the cranes on-board Julie Delmas was found to be damaged in January 2014 and was out of service until repaired on July 14, 2014. The Company agreed with CMA CGM to reduce the daily charter rate pro-rata, from $18,465 to $10,000 per day from February 9, 2014, to reflect the diminished performance of the vessel, for as long as the crane was not operational. The daily charter rate reverted to $18,465 from July 14, 2014.

Conference Call and Webcast

Global Ship Lease will hold a conference call to discuss the Company’s results for the three months ended June 30, 2014 today, Monday, July 28, 2014 at 10:30 a.m. Eastern Time. There are two ways to access the conference call:

(1) Dial-in: (877) 445-2556 or (908) 982-4670; Passcode: 69499510

Please dial in at least 10 minutes prior to 10:30 a.m. Eastern Time to ensure a prompt start to the call.

(2) Live Internet webcast and slide presentation: http://www.globalshiplease.com

If you are unable to participate at this time, a replay of the call will be available through Wednesday, August 13, 2014 at (855) 859-2056 or (404) 537-3406. Enter the code 69499510 to access the audio replay. The webcast will also be archived on the Company’s website: http://www.globalshiplease.com.

Annual Report on Form 20F

Global Ship Lease, Inc has filed its Annual Report for 2013 with the Securities and Exchange Commission. A copy of the report can be found under the Investor Relations section (Annual Reports) of the Company’s website at http://www.globalshiplease.com Shareholders may request a hard copy of the audited financial statements free of charge by contacting the Company at info@globalshiplease.com or by writing to Global Ship Lease, Inc, care of Global Ship Lease Services Limited, Portland House, Stag Place, London SW1E 5RS or by telephoning +44 (0) 207 869 8806.

About Global Ship Lease

Global Ship Lease is a containership charter owner. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under long-term, fixed rate charters to top tier container liner companies.

Global Ship Lease owns 17 vessels with a total capacity of 66,349 TEU with an average age, weighted by TEU capacity, at June 30, 2014 of 10.3 years. All 17 vessels are currently fixed on time charters, 15 of which are with CMA CGM. The average remaining term of the charters is 6.2 years, or 7.3 years on a weighted basis, excluding Ville d’Orion and Ville d’Aquarius which operate in the short term charter market.

Reconciliation of Non-U.S. GAAP Financial Measures

A. Adjusted EBITDA

Adjusted EBITDA represents Net income (loss) before interest income and expense including amortization of deferred finance costs, realized and unrealized gain (loss) on derivatives, income taxes, depreciation, amortization and impairment charges. Adjusted EBITDA is a non-US GAAP quantitative measure used to assist in the assessment of the Company’s ability to generate cash from its operations. We believe that the presentation of Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Adjusted EBITDA is not defined in US GAAP and should not be considered to be an alternate to Net income (loss) or any other financial metric required by such accounting principles.

ADJUSTED EBITDA - UNAUDITED

(thousands of U.S. dollars)

		Three	Three	Six	Six
		months	months	months	months
		ended	ended	ended	ended
		June 30,	June 30,	June 30,	June 30,
		2014	2013	2014	2013

Net (loss) income		(2,286)	10,128	(444)	17,361

Adjust:	Depreciation	10,033	10,126	20,066	20,196
	Interest income	(19)	(12)	(29)	(23)
	Interest expense	12,017	4,776	20,158	9,676
	Realized loss on interest rate derivatives	—	2,876	2,801	8,290
	Unrealized (gain) on interest rate derivatives	—	(4,988)	(1,944)	(10,442)
	Income tax	22	16	41	39

Adjusted EBITDA		19,767	22,922	40,649	45,097

B. Normalized net income

Normalized net income represents Net income (loss) adjusted for the unrealized gain (loss) on derivatives, the accelerated write off of a portion of deferred financing costs and impairment charges. Normalized net income is a non-GAAP quantitative measure which we believe will assist investors and analysts who often adjust reported net income for non-operating items such as change in fair value of derivatives to eliminate the effect of non cash non-operating items that do not affect operating performance or cash generated. Normalized net income is not defined in US GAAP and should not be considered to be an alternate to Net income (loss) or any other financial metric required by such accounting principles.

NORMALIZED NET INCOME - UNAUDITED

(thousands of U.S. dollars)

		Three	Three	Six	Six
		months	months	months	months
		ended	ended	ended	ended
		June 30,	June 30,	June 30,	June 30,
		2014	2013	2014	2013

Net (loss) income		(2,286)	10,128	(444)	17,361

Adjust:	Unrealized (gain) on derivatives	—	(4,988)	(1,944)	(10,442)
	Accelerated amortization of deferred financing costs	—	—	2,986	—

Normalized net (loss) income		(2,286)	5,140	598	6,919

Safe Harbor Statement

This communication contains forward-looking statements. Forward-looking statements provide Global Ship Lease’s current expectations or forecasts of future events. Forward-looking statements include statements about Global Ship Lease’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and Global Ship Lease cannot assure you that these projections included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors.

The risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	expectations regarding the future growth of the container shipping industry, including the rates of annual demand and supply growth;

•	the financial condition of CMA CGM, our sole charterer and only source of operating revenue, and its ability to pay charterhire in accordance with the charters;

•	Global Ship Lease’s financial condition and liquidity, including its ability to obtain additional waivers which might be necessary under the existing credit facility or obtain additional financing to fund capital expenditures, vessel acquisitions and other general corporate purposes;

•	Global Ship Lease’s ability to meet its financial covenants and repay its credit facility;

•	Global Ship Lease’s expectations relating to dividend payments and forecasts of its ability to make such payments including the availability of cash and the impact of constraints under its credit facility;

•	future acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking and survey requirements and insurance costs;

•	general market conditions and shipping industry trends, including charter rates and factors affecting supply and demand;

•	assumptions regarding interest rates and inflation;

•	changes in the rate of growth of global and various regional economies;

•	risks incidental to vessel operation, including piracy, discharge of pollutants and vessel accidents and damage including total or constructive total loss;

•	estimated future capital expenditures needed to preserve its capital base;

•	Global Ship Lease’s expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of its ships;

•	Global Ship Lease’s continued ability to enter into or renew long-term, fixed-rate charters;

•	the continued performance of existing long-term, fixed-rate time charters;

•	Global Ship Lease’s ability to capitalize on its management’s and board of directors’ relationships and reputations in the containership industry to its advantage;

•	changes in governmental and classification societies’ rules and regulations or actions taken by regulatory authorities;

•	expectations about the availability of insurance on commercially reasonable terms;

•	unanticipated changes in laws and regulations including taxation;

•	potential liability from future litigation.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Global Ship Lease’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in Global Ship Lease’s filings with the SEC. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Global Ship Lease undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Global Ship Lease describes in the reports it will file from time to time with the SEC after the date of this communication.

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Income

(Expressed in thousands of U.S. dollars except share data)

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013

Operating Revenues
Time charter revenue	$33,500	$35,867	$67,538	$71,076

Operating Expenses
Vessel operating expenses	12,148	11,609	23,681	23,154
Depreciation	10,033	10,126	20,066	20,196
General and administrative	1,681	1,499	3,411	3,057
Other operating income	(96)	(163)	(203)	(232)

Total operating expenses	23,766	23,071	46,955	46,175

Operating Income	9,734	12,796	20,583	24,901

Non Operating Income (Expense)
Interest income	19	12	29	23
Interest expense	(12,017)	(4,776)	(20,158)	(9,676)
Realized loss on interest rate derivatives	—	(2,876)	(2,801)	(8,290)
Unrealized gain on interest rate derivatives	—	4,988	1,944	10,442

(Loss) Income before Income Taxes	(2,264)	10,144	(403)	17,400

Income taxes	(22)	(16)	(41)	(39)

Net (Loss) Income	$(2,286)	$10,128	$(444)	$17,361

Earnings per Share

Weighted average number of Class A common shares outstanding
Basic (including RSUs without service conditions)	47,691,484	47,588,934	47,691,332	47,588,757
Diluted	47,691,484	47,742,911	47,691,332	47,697,969

Net (loss) income per Class A common share
Basic (including RSUs without service conditions)	$(0.05)	$0.21	$(0.05)	$0.36
Diluted	$(0.05)	$0.21	$(0.05)	$0.36

Weighted average number of Class B common shares outstanding
Basic and diluted	7,405,956	7,405,956	7,405,956	7,405,956

Net (loss) income per Class B common share
Basic and diluted	$0.00	$0.00	$0.00	$0.00

Global Ship Lease, Inc.

Interim Unaudited Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

	June 30, 2014	December 31, 2013

Assets

Cash and cash equivalents	$72,145	$24,536
Restricted cash	3	3
Accounts receivable	6,669	7,006
Prepaid expenses	339	5,337
Other receivables	365	115
Inventory	473
Current portion of deferred financing costs	3,143	1,391

Total current assets	83,137	38,388

Vessels in operation	798,142	817,875
Other fixed assets	8	7
Intangible assets	81	95
Deferred financing costs	11,747	1,882

Total non-current assets	809,978	819,859

Total Assets	$893,115	$858,247

Liabilities and Stockholders’ Equity

Liabilities

Current portion of long term debt	$—	$50,110
Intangible liability – charter agreements	2,119	2,119
Accounts payable	2,511	1,289
Accrued expenses	15,542	6,887
Derivative instruments	—	8,776

Total current liabilities	20,172	69,181

Long term debt	414,052	316,256
Preferred shares	44,976	44,976
Intangible liability – charter agreements	14,755	15,812
Deferred tax liability	37	43
Derivative instruments	—	12,513

Total long term liabilities	473,820	389,600

Total Liabilities	$493,992	$458,781

Commitments and contingencies	—	—

Stockholders’ Equity

Class A Common stock – authorized 214,000,000 shares with a $0.01 par value; 47,541,484 shares issued and outstanding (2013 – 47,513,934)	$475	$475
Class B Common stock – authorized 20,000,000 shares with a $0.01 par value; 7,405,956 shares issued and outstanding (2013 – 7,405,956)	74	74

Additional paid in capital	352,777	352,676
Retained earnings	45,797	46,241

Total Stockholders’ Equity	399,123	399,466

Total Liabilities and Stockholders’ Equity	$893,115	$858,247

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013

Cash Flows from Operating Activities
Net (loss) income	$(2,286)	$10,128	$(444)	$17,361

Adjustments to Reconcile Net income to Net Cash Provided by Operating Activities
Depreciation	10,033	10,126	20,066	20,196
Amortization of deferred financing costs	812	330	4,162	663
Amortization of original issue discount	321	—	352	—
Change in fair value of derivative instruments	—	(4,988)	(1,944)	(10,442)
Amortization of intangible liability	(530)	(530)	(1,059)	(1,059)
Settlements of derivative instruments which do not qualify for hedge accounting	—	2,876	2,801	8,290
Share based compensation	50	102	101	185
Decrease in accounts receivable and other assets	173	2,479	4,750	8,526
(Increase) in inventory	(473)	—	(473)	—
Increase (decrease) in accounts payable and other liabilities	9,346	(983)	9,877	(3,415)
Unrealized foreign exchange loss (gain)	14	4	18	(2)

Net Cash Provided by Operating Activities	17,460	19,544	38,207	40,303

Cash Flows from Investing Activities
Settlement and termination of derivative instruments which do not qualify for hedge accounting	—	(2,876)	(22,146)	(8,290)
Cash paid for other assets	—	—	(7)	—
Cash paid for drydockings	—	(1,011)	—	(1,604)

Net Cash Used in Investing Activities	—	(3,887)	(22,153)	(9,894)

Cash Flows from Financing Activities
Repayment of credit facility	—	(10,797)	(366,366)	(25,597)
Proceeds from issuance of secured notes	—	—	413,700	—
Deferred financing costs incurred	(475)	—	(15,779)	—

Net Cash (Used in) Provided by Financing Activities	(475)	(10,797)	31,555	(25,597)

Net increase in Cash and Cash Equivalents	16,985	4,860	47,609	4,812
Cash and Cash Equivalents at Start of Period	55,163	26,097	24,539	26,145

Cash and Cash Equivalents at End of Period	$72,148	$30,957	$72,148	$30,957

Supplemental information

Total interest paid	$254	$4,531	$3,751	$9,155

Income tax paid	$17	$16	$41	$35

Exhibit II

GLOBAL SHIP LEASE, INC.

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2014

Global Ship Lease, Inc.

Interim Unaudited Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

		June 30, 2014	December 31, 2013
	Note

Assets

Cash and cash equivalents		$72,145	$24,536
Restricted cash		3	3
Accounts receivable		6,669	7,006
Prepaid expenses		339	5,337
Other receivables		365	115
Inventory		473	—
Current portion of deferred financing costs	5	3,143	1,391

Total current assets		83,137	38,388

Vessels in operation	4	798,142	817,875
Other fixed assets		8	7
Intangible assets		81	95
Deferred financing costs	5	11,747	1,882

Total non-current assets		809,978	819,859

Total Assets		$893,115	$858,247

Liabilities and Stockholders’ Equity

Liabilities

Current portion of long term debt	6	$—	$50,110
Intangible liability – charter agreements		2,119	2,119
Accounts payable		2,511	1,289
Accrued expenses		15,542	6,887
Derivative instruments	10	—	8,776

Total current liabilities		20,172	69,181

Long term debt	6	414,052	316,256
Preferred shares	9	44,976	44,976
Intangible liability – charter agreements		14,755	15,812
Deferred tax liability		37	43
Derivative instruments	10	—	12,513

Total long term liabilities		473,820	389,600

Total Liabilities		$493,992	$458,781

Commitments and contingencies	8	—	—

Stockholders’ Equity

Class A Common stock – authorized 214,000,000 shares with a $0.01 par value; 47,541,484 shares issued and outstanding (2013 – 47,513,934)	9	$475	$475
Class B Common stock – authorized 20,000,000 shares with a $0.01 par value; 7,405,956 shares issued and outstanding (2013 – 7,405,956)	9	74	74

Additional paid in capital		352,777	352,676
Retained earnings		45,797	46,241

Total Stockholders’ Equity		399,123	399,466

Total Liabilities and Stockholders’ Equity		$893,115	$858,247

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Income

(Expressed in thousands of U.S. dollars except share data)

		Three months ended June 30,		Six months ended June 30,
		2014	2013	2014	2013
	Note

Operating Revenues
Time charter revenue	7	$33,500	$35,867	$67,538	$71,076

Operating Expenses
Vessel operating expenses		12,148	11,609	23,681	23,154
Depreciation	4	10,033	10,126	20,066	20,196
General and administrative		1,681	1,499	3,411	3,057
Other operating income		(96)	(163)	(203)	(232)

Total operating expenses		23,766	23,071	46,955	46,175

Operating Income		9,734	12,796	20,583	24,901

Non Operating Income (Expense)
Interest income		19	12	29	23
Interest expense		(12,017)	(4,776)	(20,158)	(9,676)
Realized loss on interest rate derivatives		—	(2,876)	(2,801)	(8,290)
Unrealized gain on interest rate derivatives	10	—	4,988	1,944	10,442

(Loss) Income before Income Taxes		(2,264)	10,144	(403)	17,400

Income taxes		(22)	(16)	(41)	(39)

Net (Loss) Income		$(2,286)	$10,128	$(444)	$17,361

Earnings per Share

Weighted average number of Class A common shares outstanding
Basic (including RSUs without service conditions)	12	47,691,484	47,588,934	47,691,332	47,588,757
Diluted	12	47,691,484	47,742,911	47,691,332	47,697,969

Net (loss) income per Class A common share
Basic (including RSUs without service conditions)	12	$(0.05)	$0.21	$(0.01)	$0.36
Diluted	12	$(0.05)	$0.21	$(0.01)	$0.36

Weighted average number of Class B common shares outstanding
Basic and diluted	12	7,405,956	7,405,956	7,405,956	7,405,956

Net (loss) income per Class B common share
Basic and diluted	12	$0.00	$0.00	$0.00	$0.00

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

		Three months ended June 30,		Six months ended June 30,
		2014	2013	2014	2013
	Note

Cash Flows from Operating Activities
Net (loss) income		$(2,286)	$10,128	$(444)	$17,361

Adjustments to Reconcile Net (loss) income to Net Cash Provided by Operating Activities
Depreciation	4	10,033	10,126	20,066	20,196
Amortization of deferred financing costs	5	812	330	4,162	663
Amortization of original issue discount	6	321	—	352	—
Change in fair value of derivative instruments	10	—	(4,988)	(1,944)	(10,442)
Amortization of intangible liability		(530)	(530)	(1,059)	(1,059)
Settlements of derivative instruments which do not qualify for hedge accounting	10	—	2,876	2,801	8,290
Share based compensation	11	50	102	101	185
Decrease in accounts receivable and other assets		173	2,479	4,750	8,526
(Increase) in inventory		(473)	—	(473)	—
Increase (decrease) in accounts payable and other liabilities		9,346	(983)	9,877	(3,415)
Unrealized foreign exchange loss (gain)		14	4	18	(2)

Net Cash Provided by Operating Activities		17,460	19,544	38,207	40,303

Cash Flows from Investing Activities
Settlement and termination of derivative instruments which do not qualify for hedge accounting	10	—	(2,876)	(22,146)	(8,290)
Cash paid for other assets		—	—	(7)	—
Cash paid for drydockings		—	(1,011)	—	(1,604)

Net Cash Used in Investing Activities		—	(3,887)	(22,153)	(9,894)

Cash Flows from Financing Activities
Repayment of credit facility	6	—	(10,797)	(366,366)	(25,597)
Proceeds from issuance of secured notes	6	—	—	413,700	—
Deferred financing costs incurred	5	(475)	—	(15,779)	—

Net Cash (Used in) Provided by Financing Activities		(475)	(10,797)	31,555	(25,597)

Net increase in Cash and Cash Equivalents		16,985	4,860	47,609	4,812
Cash and Cash Equivalents at Start of Period		55,163	26,097	24,539	26,145

Cash and Cash Equivalents at End of Period		$72,148	$30,957	$72,148	$30,957

Supplemental information

Total interest paid		$254	$4,531	$3,751	$9,155

Income tax paid		$17	$16	$41	$35

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Changes in Stockholders’ Equity

(Expressed in thousands of U.S. dollars except share data)

	Number of Common Stock	Common Stock	Additional Paid in Capital	Retained Earnings	Stockholders’ Equity

Balance at January 1, 2013	54,887,820	$549	$352,316	$13,723	$366,588

Restricted Stock Units (note 11)	—	—	360	—	360
Class A Shares issued (note 9)	32,070	—	—	—	—
Net income for the period	—	—	—	32,518	32,518

Balance at December 31, 2013	54,919,890	$549	$352,676	$46,241	$399,466

Restricted Stock Units (note 11)	—	—	101	—	101
Class A Shares issued (note 9)	27,550	—	—	—	—
Net loss for the period	—	—	—	(444)	(444)

Balance at June 30, 2014	54,947,440	$549	$352,777	$45,797	$399,123

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements

(Expressed in thousands of U.S. dollars)

1.	General

On August 14, 2008, Global Ship Lease, Inc. (the “Company” or “GSL”) merged indirectly with Marathon Acquisition Corp. (“Marathon”), a company then listed on The American Stock Exchange. Following the merger, the Company became listed on the New York Stock Exchange on August 15, 2008.

2.	Nature of Operations and Basis of Preparation

(a)	Nature of Operations

The Company owns and charters out containerships. With the exception of two vessels which are on short term time charters to a non-related party, all vessels are time chartered to CMA CGM S.A. (“CMA CGM”) for remaining terms as at June 30, 2014 ranging from 3.50 to 11.50 years (see note 7).

The following table provides information about the 17 vessels.

Vessel Name	Capacity in TEUs (1)	Year Built	Purchase Date by GSL	Charterer	Charter Remaining Duration (years) (2)	Daily Charter Rate
Ville d’Orion (3)	4,113	1997	December 2007	—	—	—
Ville d’Aquarius	4,113	1996	December 2007	Sea Consortium	0.35	$7.490
CMA CGM Matisse (4)	2,262	1999	December 2007	CMA CGM	5.50	$15.300
CMA CGM Utrillo (4)	2,262	1999	December 2007	CMA CGM	5.50	$15.300
Delmas Keta	2,207	2003	December 2007	CMA CGM	3.50	$18.465
Julie Delmas (5)	2,207	2002	December 2007	CMA CGM	3.50	$18.465
Kumasi	2,207	2002	December 2007	CMA CGM	3.50	$18.465
Marie Delmas	2,207	2002	December 2007	CMA CGM	3.50	$18.465
CMA CGM La Tour (4)	2,272	2001	December 2007	CMA CGM	5.50	$15.300
CMA CGM Manet (4)	2,272	2001	December 2007	CMA CGM	5.50	$15.300
CMA CGM Alcazar	5,089	2007	January 2008	CMA CGM	6.50	$33.750
CMA CGM Château d’lf	5,089	2007	January 2008	CMA CGM	6.50	$33.750
CMA CGM Thalassa	11,040	2008	December 2008	CMA CGM	11.50	$47.200
CMA CGM Jamaica	4,298	2006	December 2008	CMA CGM	8.50	$25.350
CMA CGM Sambhar	4,045	2006	December 2008	CMA CGM	8.50	$25.350
CMA CGM America	4,045	2006	December 2008	CMA CGM	8.50	$25.350
CMA CGM Berlioz	6,621	2001	August 2009	CMA CGM	7.25	$34.000

(1)	Twenty-foot Equivalent Units.
(2)	As at June 30, 2014. Plus or minus 90 days, other than Ville d’Aquarius which is plus or minus 30 days, all at charterer’s option.
(3)	On charter to Sea Consortium with effect from July 17, 2014 at $8,000 per day for a minimum of six months and maximum of 12 months at charterer’s option and 30 days’ notice.
(4)	The charters on these four vessels were extended in February 2014 by three years with new expiry dates in December 2019 at an amended daily charter rate of $15.300 per day with effect from February 1, 2014.
(5)	One of the cranes on-board Julie Delmas was found to be damaged in January 2014 and has been out of service. The Company agreed with CMA CGM to reduce the daily charter rate pro-rata, from $18,465 to $10,000 per day from February 9, 2014, to reflect the diminished performance of the vessel, for as long as the crane was not operational. The crane was repaired with effect from July 14, 2014 when the daily charter rate reverted to $18,465.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

2.	Nature of Operations and Basis of Preparation (continued)

(b)	Basis of Preparation

Counterparty risk

Most of the Company’s revenues are derived from charters to CMA CGM. The Company is consequently highly dependent on the performance by CMA CGM of its obligations under these charters. The container shipping industry is volatile and has been experiencing a sustained cyclical downturn. Many container shipping companies have reported losses.

If CMA CGM ceases doing business or fails to perform its obligations under the charters, the Company’s business, financial position and results of operations would be materially adversely affected as it is probable that, even if the Company was able to find replacement charters, such replacement charters would be at significantly lower daily rates and shorter durations. If such events occur, there would be significant uncertainty about the Company’s ability to continue as a going concern.

The Company has experienced delays in receiving charterhire from CMA CGM, where between one and two instalments have been outstanding. Under the charter contracts charterhire is due to be paid every 15 days in advance on the 1st and 16th of each month. As at June 30, 2014, one period of charterhire, due on June 16, 2014, was outstanding amounting to $5,465. This was received in July 2014. As at close of business on July 24, 2014, the latest practicable date prior to the issuance of these interim consolidated financial statements, one period of charterhire, due on July 16, 2014 amounting to $5,757 was outstanding.

These consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, nor to the amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern. The results of operations for the six months ended June 30, 2014 may not be indicative of the results that may be expected for the entire year ending December 31, 2014.

3.	Accounting Policies and Disclosure

The accompanying financial information is unaudited and reflects all adjustments, consisting solely of normal recurring adjustments, which, in the opinion of management, are necessary for a fair statement of financial position and results of operations for the interim periods presented. The financial information does not include all disclosures required under United States Generally Accepted Accounting Principles (“US GAAP”) for annual financial statements. These interim unaudited consolidated financial statements should be read in conjunction with the Company’s financial statements as of December 31, 2013 filed with the Securities and Exchange Commission on April 22, 2014 in the Company’s Annual Report on Form 20-F.

Impairment Testing

The agreement on new charters of two of the Company’s vessels (see note 2(a)) was seen as an indicator of potential impairment of their carrying value. Accordingly, an impairment test, based on expected undiscounted cash flows by vessel, was performed for these two vessels as at June 30, 2014. Based on the assumptions made, the expected undiscounted future cash flows exceeded the vessels’ carrying amounts as at June 30, 2014 and accordingly no impairment was recognised.

The assumptions used involve a considerable degree of estimation. Actual conditions may differ significantly from the assumptions and thus actual cash flows may be significantly different to those expected with a material effect on the recoverability of each vessel’s carrying amount. The most significant assumptions made for the determination of expected cash flows are (i) charter rates on expiry of existing charters, which are based on a reversion to the historical mean for each category of vessel, adjusted to reflect current and expected market conditions (ii) off-hire days, which are based on actual off-hire statistics for the Company’s fleet (iii) operating costs, based on current levels escalated over time based on long term trends (iv) dry docking frequency, duration and cost and (v) estimated useful life which is assessed as a total of 30 years. In the case of an indication of impairment, the results of a recoverability test would also be sensitive to the discount rate applied.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

3.	Accounting Policies and Disclosure (continued)

Recently issued accounting standards

In May 2014, the Financial Accounting Standards Board (“FASB”) issued an accounting standards update in respect of revenue from contracts with customers (Topic 606). The update is effective for annual periods beginning after December 15, 2016 and early application is not permitted. The Company is currently assessing the impact of adopting this update on its financial statements.

In June 2014, FASB issued an update in respect of Stock Compensation (Topic 718). The amendment requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. The performance condition should not be reflected in estimating the grant-date fair value of the award and the compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the periods for which the requisite service has already been rendered. The amendment is effective for annual periods beginning after December 15, 2015 and early adoption is permitted. The adoption of this amendment is not expected to lead to any changes to the Company’s financial statements.

Management do not believe that any recently issued, but not yet effective accounting pronouncements, if currently adopted, would have a material impact on the interim unaudited consolidated financial statements of the Company.

4.	Vessels in Operation, less Accumulated Depreciation

	June 30, 2014	December 31, 2013

Cost	$1,014,473	$1,014,473
Accumulated depreciation	(216,644)	(196,598)
Drydock – in progress	313	—

Net book value	$798,142	$817,875

5.	Deferred Financing Costs

Costs amounting to $4,800 incurred up to December 31, 2013 in connection with the Company’s refinancing were recorded within prepaid expenses as at that date. On March 19, 2014, the Company completed this refinancing by the issue of 10.0% First Priority Secured Notes due 2019 (“the 2019 Notes”) disclosed in note 6(b) and by agreeing the Revolving Credit Facility disclosed in note 6(c). On completion of the refinancing, these deferred financing costs were reclassified from prepaid expenses to deferred financing costs, together with additional costs incurred during the first quarter.

	June 30, 2014	December 31, 2013

Opening balance	$3,273	$4,659
Reclassification from prepaid expenses	4,800	—
Expenditure in the period	10,979	—
Amortization included within interest expense	(4,162)	(1,386)

Closing balance	$14,890	$3,273

The deferred finance costs are being amortised on an effective interest rate basis over the life of the financings for which they were incurred.

The remaining unamortized balance of deferred financing costs relating to the credit facility which was fully repaid and terminated on March 19, 2014 amounting to $2,986 was written off and recorded within interest expense within the Consolidated Statement of Income.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

6.	Long-Term Debt

a)	Credit Facility

From December 2007 the Company was financed by a senior secured credit facility with a final maturity date of August 2016. This credit facility was fully repaid and terminated on March 19, 2014 using the proceeds of the issue of the 2019 Notes (see note 6(b)).

Amounts borrowed under the credit facility bore interest at USD LIBOR plus a margin of between 2.50% and 3.75% depending on the Leverage Ratio (being the ratio of the balance outstanding on the credit facility to the aggregate charter free market value of the secured vessels).

Due to the downturn after April 2011 in charter free market values of containerships, the Company obtained waivers from its lenders of the requirement to perform the Leverage Ratio test, the most recent of which had extended the waiver to April 30, 2015. Under the terms of the waivers, the Company paid a margin of 3.75% over USD LIBOR and made quarterly repayments of the credit facility in an amount equal to free cash in excess of $20,000 determined as at the previous month end, subject to a minimum of $40,000 repayment a year on a rolling 12 month trailing basis. Additionally the Company was unable to make dividend payments to common shareholders.

	June 30, 2014	December 31, 2013

Secured credit facility, at USD LIBOR plus 3.75%	$—	$366,366
Less current instalments	—	(50,110)

Non-current portion	$—	$316,256

b)	10.0% First Priority Secured Notes Due 2019

On March 19, 2014 the Company completed the sale of $420,000 of 10.0% First Priority Secured Notes which mature on April 1, 2019. Proceeds after the deduction of the original issue discount, but before expenses, amounted to $413,700.

Interest on the 2019 Notes is payable semi-annually on April 1 and October 1 of each year, commencing on October 1, 2014. As at June 30, 2014, interest of $11,900 has been accrued and is presented within accrued expenses in the consolidated balance sheets. The 2019 Notes are secured by first priority ship mortgages on each of the Company’s 17 vessels (the “Mortgaged Vessels”) and by assignments of earnings and insurances, a pledge over certain bank accounts, as well as share pledges over each subsidiary owning a Mortgaged Vessel. The 2019 Notes are fully and unconditionally guaranteed, jointly and severally, by the Company’s 17 vessel owning subsidiaries and Global Ship Lease Services Limited.

	June 30, 2014	December 31, 2013

10% First Priority Secured Notes Due 2019	$420,000	$—
Less original issue discount	(6,300)	—
Amortization of original issue discount	352	—

Closing balance	$414,052	$—

The original issue discount is being amortised on an effective interest rate basis over the life of the 2019 Notes.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

6.	Long Term Debt (continued)

c)	Revolving Credit Facility

On March 19, 2014, and in connection with the 2019 Notes, the Company entered into a new $40.0 million senior secured revolving credit facility with Citibank N.A. (the “Revolving Credit Facility”). This facility matures on October 1, 2018. The interest rate under the facility is USD LIBOR plus a margin of 3.25% and is payable at least quarterly. A commitment fee of 1.30% per annum is due quarterly on undrawn amounts.

The collateral provided to the 2019 Notes also secures on a first priority basis the Revolving Credit Facility. There is a Cash Balance financial covenant which is tested each six months, commencing June 30, 2014. Up to and including December 31, 2015, the Company must have a minimum cash balance of $15,000 on each test date. After this date, the minimum cash balance on each test date increases to $20,000.

Amounts outstanding under this facility can be prepaid without penalty, other than breakage costs in certain circumstances. At June 30, 2014 no amounts had been drawn down under the Revolving Credit Facility.

7.	Related Party Transactions

CMA CGM is considered as a related party as it was, until the merger referred to in Note 1, the parent company of Global Ship Lease, Inc. and remains a significant shareholder. As at June 30, 2014, CMA CGM owned Class A and Class B common shares representing a 45% voting interest in the Company.

Amounts due to and from CMA CGM companies are summarized as follows:

	June 30, 2014	December 31, 2013

Amounts due to CMA CGM companies presented within current liabilities	$3,048	$1,969

Amounts due from CMA CGM companies presented within current assets	$6,711	$7,006

The current account balances at June 30, 2014 and December 31, 2013 relate to amounts payable to or recoverable from CMA CGM group companies. The majority of the Company’s charter arrangements are with CMA CGM and one of its subsidiaries provides the Company with ship management services on all its vessels.

CMA CGM holds all of the Series A preferred shares of the Company (see note 9). During the three months and six months to June 30, 2014, the Company incurred costs in respect of dividends on these preferred shares of $254 (2013: $259) and $505 (2013: $518) respectively.

Time Charter Agreements

The majority of the Company’s time charter arrangements are with CMA CGM. Under these time charters, hire is payable in advance and the daily rate is fixed for the duration of the charter. The charters are for remaining periods as at June 30, 2014 of between 3.50 and 11.50 years (see note 2(a)). Of the $899,664 maximum contracted future charter hire receivable for the fleet set out in note 8, $898,697 relates to the 15 vessels that were chartered to CMA CGM as at June 30, 2014. Revenues generated from charters to CMA CGM are summarized as follows:

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013

Revenue generated from charters to CMA CGM	$33,104	$35,867	$67,142	$71,076

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

7.	Related Party Transactions (continued)

Ship Management Agreements

The Company outsources day to day technical management of its 17 vessels to a ship manager, CMA Ships Limited, a wholly owned subsidiary of CMA CGM. The Company pays CMA Ships Limited an annual management fee of $123 per vessel (2013: $114) and reimburses costs incurred by CMA Ships on its behalf, mainly being for the provision of crew, lubricating oils and routine maintenance. Such reimbursement is subject to a cap of between $5.9 and $9.0 (2013: between $5.4 and $8.8) per day per vessel depending on the vessel. The impact of the cap is determined annually on a vessel by vessel basis for so long as the initial charters remain in place. Ship management fees expensed for the three months and six months ended June 30, 2014 amounted to $523 (2013: $484) and $1,046 (2013: $969) respectively.

Except for transactions with CMA CGM companies, the Company did not enter into any related party transactions.

8.	Commitments and Contingencies

Charter Hire Receivable

The Company has entered into time charters for its vessels. The charter hire is fixed for the duration of the charter. The maximum contracted annual future charter hire receivable (not allowing for any offhire and assuming expiry at the mid-point between the earliest and latest possible end dates) for the 16 vessels subject to charters as at June 30, 2014 is as follows:

Year ending June 30,	Fleet as at June 30, 2014

2014	132,297
2015	131,690
2016	131,331
2017	116,780
2018	104,372
Thereafter	283,194

$899,664

9.	Share Capital

At June 30, 2014 the Company had two classes of common shares outstanding. The rights of holders of Class B common shares are identical to those of holders of Class A common shares, except that the dividend rights of holders of Class B common shares are subordinated to those of holders of Class A common shares. Dividends, when declared, must be paid as follows:

•	firstly, to all Class A common shares at the applicable rate for the quarter;

•	secondly, to all Class A common shares until they have received payment for all preceding quarters at the rate of $0.23 per share per quarter;

•	thirdly, to all Class B common shares at the applicable rate for the quarter;

•	then, to all Class A and B common shares as if they were a single class.

The Class B common shares remain subordinated until the Company has paid a dividend at least equal to $0.23 per quarter per share on both the Class A and Class B common shares for the immediately preceding four-quarter period. Due to the requirements described above, Class B common shares cannot receive any dividend until all Class A common shares have received dividends representing $0.23 per share per quarter for all preceding quarters. The last quarter for which a dividend was paid was fourth quarter 2008. Should the notional arrearages of dividend on the Class A common shares be made up and a dividend at the rate of $0.23 per share be paid for four consecutive quarters, the Class B common shares convert to Class A common shares on a one-for-one basis. Also, each Class B common share will convert into a Class A common share on a change of control of the Company.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

9.	Share Capital (continued)

Restricted stock units have been granted periodically to the Directors and management, under the Company’s 2008 Equity Incentive Plan, as part of their compensation arrangements (see note 11).

The Series A preferred shares rank senior to the common shares and are mandatorily redeemable in 12 quarterly instalments commencing August 31, 2016. They are classified as a long-term liability. The dividend that preferred shareholders are entitled to is presented as part of interest expense.

10.	Interest Rate Derivatives and Fair Value Measurements

Prior to the issue of the 2019 Notes (see note 6(b)) the Company had been exposed to the impact of changes to interest rates on the floating rate debt drawn under the credit facility (see note 6(a)) which also required the Company to hedge at least 50% of any drawings. Accordingly, the Company entered into interest rate swap agreements to manage the exposure.

On March 19, 2014 the secured credit facility was fully repaid and was replaced with the 2019 Notes, which have a fixed interest rate. The $277,000 nominal amount of outstanding interest rate swaps which had hedged the Company’s interest rate risk were terminated accordingly. The cost of the termination included an element of unsettled payments due under the swap agreements up to March 19, 2014 amounting to $307. This amount is included in the consolidated statements of income as a realised loss on derivative instruments.

During the periods when the interest rate swaps were outstanding, they were “marked to market” at each reporting date end and recorded at their fair values. This generated unrealized gains and losses. The unrealized gain on interest rate derivatives for the three and six months ended June 30, 2014 was $ nil (2013: $4,988) and $1,944 (2013: $10,442) respectively.

None of the Company’s interest rate agreements qualified for hedge accounting and therefore the net changes in the fair value of the interest rate derivative assets and liabilities at each reporting period have been reflected in the current period operations as unrealized gains and losses on derivatives. Cash flows related to interest rate derivatives (initial payments for the derivatives, periodic cash settlements and termination payments) are included within cash flows from investing activities in the consolidated statements of cash flows.

The Company’s derivative instruments were categorized as level 2 in the fair value hierarchy. Due to the termination of these instruments in the current year, the fair value at the reporting date was $nil (December 31, 2013: liability of $21,289). Within the consolidated balance sheets, there are no offsets of recognized assets or liabilities related to these derivatives.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

11.	Share-Based Compensation

Share based awards are summarized as follows:

	Restricted Stock Units
	Number of Units		Weighted Average Fair Value on Grant	Actual Fair Value on Vesting
	Management	Directors	date	date

Unvested as at January 1, 2013	225,000	32,070	$3.22	n/a
Vested in January 2013	—	(32,070)	3.43	3.07
Granted on March 7, 2013	75,000	27,550	3.43	n/a

Unvested as at December 31, 2013	300,000	27,550	$3.26	n/a
Vested in January 2014	—	(27,550)	3.43	5.85

Unvested as at June 30, 2013	300,000	—	$3.25	n/a

Using the graded vesting method of expensing the restricted stock unit grants, the calculated weighted average fair value of the stock units is recognized as compensation cost in the consolidated statements of income over the vesting period. During the three months and six months ended June 30, 2014, the Company recognized a total of $51 (2013: $102) and $101 (2013: $185) share based compensation costs respectively. As at June 30, 2014, there was a total of $151 unrecognized compensation cost relating to the above share based awards (December 31, 2013: $252). The remaining cost is expected to be recognized over a period of 15 months.

The restricted stock units granted to Directors on March 13, 2012 and March 7, 2013 vested in January 2013 and January 2014 respectively.

The restricted stock units granted to four members of management on September 2, 2011 were to vest over two years; half during September and October 2012 and the remaining half during September and October 2013. In March 2012, these grants were amended and restated to provide that vesting would occur only when the individual leaves employment, for whatever reason, provided that this is after September 30, 2012 in respect of half of the grant and after September 30, 2013 for the other half of the grant. The restricted stock units granted to management on March 13, 2012 are expected to vest when the individual leaves employment, provided that this is after September 30, 2014 and is not as a result of resignation or termination for cause. The restricted stock units granted to management on March 7, 2013 are expected to vest when the individual leaves employment, provided that this is after September 30, 2015 and is not as a result of resignation or termination for cause.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except per share data)

12.	Earnings per Share

Basic earnings per common share is presented under the two-class method and is computed by dividing the earnings applicable to common stockholders by the weighted average number of common shares outstanding for the period.

Under the two class method, net income, if any, is first reduced by the amount of dividends declared in respect of common shares for the current period, if any, and the remaining earnings are allocated to common shares and participating securities to the extent that each security can share the earnings assuming all earnings for the period are distributed. For the three and six months ended June 30, 2014, no dividend was declared (2013: nil dividends). The Class B common shareholders’ dividend rights are subordinated to those of holders of Class A common shares (see note 9). Net income for the relevant period is allocated based on the contractual rights of each class of security and as there was insufficient net income to allow any dividend on the Class B common shares no earnings were allocated to Class B common shares.

Losses are only allocated to participating securities in a period of net loss if, based on the contractual terms, the relevant common shareholders have an obligation to participate in such losses. No such obligation exists for Class B common shareholders and, accordingly, losses would only be allocated to the Class A common shareholders.

At June 30, 2014, there were 300,000 restricted stock units granted and unvested as part of management’s stock based compensation. As of June 30, 2014 only Class A and B common shares are participating securities.

For the three and six months ended June 30, 2014, the diluted weighted average number of Class A common shares outstanding is the same as the basic weighted average number of shares outstanding. The diluted weighted average number of shares excludes the outstanding restricted stock units as these would have had an antidilutive effect. For the three months and six months ended June 30, 2013, the diluted weighted average number of shares includes the incremental effect of outstanding stock based incentive awards but excluded the effect of outstanding warrants as these were antidilutive.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except per share data)

12.	Earnings per Share (continued)

(In thousands, except share data)	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013

Class A common shares
Weighted average number of common shares outstanding (B)	47,541,484	47,513,934	47,541,332	47,513,757
Weighted average number of RSUs without service conditions (note 12) (B)	150,000	75,000	150,000	75,000
Dilutive effect of share-based awards	—	153,977	—	109,212

Common shares and common share equivalents (F)	47,691,484	47,742,911	47,691,332	47,697,969

Class B common shares
Weighted average number of common shares outstanding (D)	7,405,956	7,405,956	7,405,956	7,405,956
Dilutive effect of share-based awards	—	—	—	—

Common shares (H)	7,405,956	7,405,956	7,405,956	7,405,956

Basic Earnings per Share
Net (loss) income available to shareholders	$(2,286)	$10,128	$(444)	$17,361

Available to:
- Class A shareholders for period	$(2,286)	$10,128	$(444)	$17,361
- Class A shareholders for arrears	—	—	—	—
- Class B shareholders for period	—	—	—	—
- allocate pro-rata between Class A and B	—	—	—	—

Net (loss) income available for Class A (A)	$(2,286)	$10,128	$(444)	$17,361
Net (loss) income available for Class B (C)	—	—	—	—

Basic Earnings per share:
Class A (A/B)	$(0.05)	$0.21	$(0.01)	$0.36
Class B (C/D)	—	—	—	—

Diluted Earnings per Share
Net (loss) income available to shareholders	$(2,286)	$10,128	$(444)	$17,361

Available to:
- Class A shareholders for period	$(2,286)	$10,128	$(444)	$17,361
- Class A shareholders for arrears	—	—	—	—
- Class B shareholders for period	—	—	—	—
- allocate pro rata between Class A and B	—	—	—	—

Net (loss) income available for Class A (E)	$(2,286)	$10,128	$(444)	$17,361
Net (loss) income available for Class B (G)	—	—	—	—

Diluted Earnings per share:
Class A (E/F)	$(0.05)	$0.21	$(0.01)	$0.36
Class B (G/H)	—	—	—	—

13.	Subsequent Events

On July 17, 2014, the Company announced a new time charter for Ville d’Orion had commenced with Sea Consortium Pte Limited. The charter is at a gross charter rate of $8,000 per day and is for a period of between six and twelve months, at charterer’s option with 30 days notice.